RENAULT

07027606

BY RAPID MAIL

2007 OCT 29 P 1:32

Securities and Exchange Commission
Office of International Corporate Finance
Chief Councel
450 Fifth Street N.W.
WASHINGTON, D.C. 20549
U.S.A.

October 25, 2007
S. 0760 - VD / AM

SUPPL

RE : File N° 82-4001/RENAULT
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Gentlemen,

Please find enclosed herewith information with respect to Renault required by subparagraph (b) (1) (iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Act") to maintain its exemption from the registration requirements of Section 12(g) of the Act.

Following is information considered by Renault to be material pursuant to paragraphs (b) (i) and (b) (3) of the Rule that it (i) has made public pursuant to the laws of France; (ii) has filed with a stock exchange on which its securities are traded (the Paris Bourse or the Luxembourg Stock Exchange) and which is made public by such exchange ; or (iii) has distributed to its security holders since Renault's last submission dated december, 2003. English-language versions, translations summaries or descriptions of these documents, as required by paragraph (b) (4) of the Rule, are enclosed herewith, as indicated.

As stated in paragraph (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b) (1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter, nor the furnishing of such documents and information constitutes an admission for any purpose that Renault is subject to the Act.

If you have any questions regarding this request, please contact the undersigned at +33 (0) 1 76 84 53 09 (telephone) or 33 (0) 1 76 89 13 30 (facsimile) or veronique.dosdat@renault.com (email).

Very truly yours,

Véronique DOSDAT

PROCESSED
OCT 31 2007
THOMSON
FINANCIAL

(Attachments)

10/30

ISSUER : Renault SA	
Rule 12g3-2(b)	Exemption (SEC File n° : 82-4001)

Most d*ocuments are available in French and in English on Renault web site:* www.renault.com *and on the AMF (French Market Authority)* www.amf-france.org

Documents included pursuant to Rule 12g3-2(b):

Periodic reports and documents since July 26, 2007:

- Third quarter 2007 Renault revenues.
  Exhibit A :
  - Press release *(Exhibit A.1)*
  - Presentation slides show *(Exhibit A.2)*

- Third quarter 2007 Renault revenue as published in the French B.A.L.O (included in the press release - exhibit A1).
  Exhibit B

Material press releases and information made public by Renault since July 26, 2007:

- All material press releases since July 26, 2007.
  Exhibit C

  - Renault confirms financial forecasts for 2007 and Commitment 2009 at Laguna launch *(Exhibit C.1)*

  - Memorandum of Understanding. The Kingdom of Morocco and the Renault Nissan Alliance announce the creation of new manufacturing complex *(Exhibit C.2)*

  - Renault disclosure of trading in own shares - from September 28 to October 19 – as per the share buy-back program approved by the last General Meeting (May 2, 2007) *(Exhibits C.3a to C.3d)*

  - For Q2 fiscal year 2007, Nissan contribution to Renault earnings *(Exhibit C.4)*

RENAULT

PRESS RELEASE

October 24, 2007

Revenues up 4.5% in Q3 2007 and 0.4% in the first nine months

Renault group revenues for third quarter 2007 were up 4.5% on third quarter 2006. Revenues totaled €29,904 million at end-September 2007, a 0.4% rise on the first nine months of 2006, using 2007 scope and methods*.

In third quarter 2007, **Automobile** revenues advanced 4% on the same period in 2006. At end-September 2007, revenues grew 0.1% to €28,374 million on the same period in 2006:

- **The contribution of the France and Europe Regions to revenue growth at end September 2007** declined 4.1%, due mainly to a 6.6% fall in sales over the period. Despite that overall decline, the Scénic range generated strong sales growth, with passenger car sales up 12.1% in France compared with end-September 2006. Sales of New Twingo, released in several European countries in mid-June (29,800 vehicles sold since launch) were in line with estimates, and the version mix was better than expected. Dacia sales (cars + LCVs) increased 12.0%, buoyed by the success of Logan MCV and Logan sedan.
  Renault brand LCV sales, up 2.5%, again made a significant contribution to Group revenues.
- The contribution to revenues from activities **outside Europe** rose 3.5% thanks to buoyant international business that expanded 13.6%, driven mainly by 8.6% sales growth in Euromed and 30.2% in the Americas Region. A favorable price mix also contributed to this improvement.
- Higher sales of engines, gearboxes and built-up vehicles – especially LCVs – to our partners made a significant 0.7% contribution to total revenues.

Sales Financing contributed €1,530 million to Renault group revenues in the first nine months of 2007, a 5.4% increase on the same period in 2006. That rise can be attributed chiefly to higher income from interest and services. In third quarter 2007, RCI Banque's contribution increased 14.8% on third quarter 2006.

The product offensive is underway and the Group forecasts an increase in sales in the fourth quarter, concentrated in the last two months of the year. Growth will be spurred by New Twingo and the launch of New Laguna in 16 European countries in October. The Group confirms its forecast for a slight increase in sales in 2007.

In the third quarter, Renault's financial situation showed no significant change apart from the ordinary impact of the Group's business and expansion.

The Group reaffirms its operating margin target of 3% for the full year in 2007.

*Changes in the accounting methods relate to the elimination of transactions under subcontractor agreements and sales of spare parts under customer warranties.

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
Sites: www.renault.com & www.media.renault.com

Renault group consolidated revenues

€ million	*2007*	*2006 using 2007 scope and methods**	*Change 2007/2006*
Q1			
Automobile	9,436	9,762	- 3.3%
Sales Financing	478	481	- 0.6%
Total	**9,914**	**10,243**	**- 3.2%**
Q2			
Automobile	10,131	10,109	+ 0.2%
Sales Financing	517	504	+ 2.6%
Total	**10,648**	**10,613**	**+ 0.3%**
Q3			
Automobile	8,807	8,470	+ 4.0%
Sales Financing	535	466	+ 14.8%
Total	**9,342**	**8,936**	**+ 4.5%**
9 months			
Automobile	28,374	28,341	+ 0.1%
Sales Financing	1,530	1,451	+ 5.4%
Total	**29,904**	**29,792**	**+ 0.4%**

*Changes in the accounting methods relate to the elimination of transactions under subcontractor agreements and sales of spare parts under customer warranties.

Press Contact:
Renault Press: Gita Roux +33 1 7684 5059
Websites: www.media.renault.com and www.renault.com

Q3 2007 Revenues

THIERRY MOULONGUET

CFO & EVP

Americas Leader



WEDNESDAY OCTOBER, 24th | Q3 2007 REVENUES CONFERENCE CALL

RENAULT

Q3 2007 & 9 months revenues: key highlights

- Worldwide sales up 6.4% in Q3 2007 and down 0.7% YTD
  - Sales in France & Europe down 1.0% in Q3 and down 6.6% YTD
  - Sales outside Europe up 20.9% in Q3 and up 13.6% YTD
- Group revenues up 4.5% in Q3 2007 and up 0.4% YTD
  - Auto revenues up 4.0% in Q3 and up 0.1% YTD
- Confirmed outlook of a slight increase in group sales for FY 2007

Renault group worldwide sales YTD



Thousands of units (Cars+LCVs)
World
- 0.7%
1 855
1 843
YTD 06 YTD 07
Europe
- 7.6%
798
738
YTD 06 YTD 07
France
- 5.1%
512
485
YTD 06 YTD 07
France
+ Europe
- 6.6%
Americas
+ 30.2%
138
180
YTD 06 YTD 07
Euromed
+ 8.6%
276
300
YTD 06 YTD 07
Asia-Africa
+ 6.7%
132
140
YTD 06 YTD 07
International
+ 13.6%

Renault group worldwide sales in Q3 2007



World
+ 6.4%
541
575
Q3 06
Q3 07
Europe
- 7.8%
232
214
Q3 06
Q3 07
France
+ 11.4%
126
140
Q3 06
Q3 07
Thousands of units (Cars+LCVs)
France
+ Europe
- 1.0%
Americas
+ 37.6%
48
64
Q3 06
Q3 07
Euromed
+ 15.4%
89
103
Q3 06
Q3 07
Asia-Africa
+ 14.7%
46
53
Q3 06
Q3 07
International
+ 20.9%

Group sales by segment in France + Europe

- 86,599 units or -6.6% vs. YTD 2006

Change YTD 2007 / YTD 2006 – In units



+19,766
+47.2%
-61,602
-14.7%
+19,839
+54.5%
-47,458
-11.2%
-17,912
-17.9%
-5,483
-9.9%
+6,251
+2.7%
A
B
Logan
C
D+
Other PC
LCVs

- 3,685 units or -1.0% vs. Q3 2006

Change Q3 2007 / Q3 2006 – In units



+15,537
+150.7%
-15,502
-13.3%
+8,290
+84.4%
-14,961
-12.8%
-4,102
-15.9%
-586
-3.9%
+7,819
+12.2%
A
B
Logan
C
D+
Other PC
LCVs

Scénic II phase 2



Registrations in France
Thousands of units (Cars)
+ 10.0%
90
80
70
60
50
40
30
20
10
0
71.2
78.4
YTD 2006
YTD 2007





Grand Scénic 5 seats
Grand Scénic 7 seats
Scénic (5 seats)

New Twingo

- 29,800 units sold in less than 4 months
- Since mid-June, New Twingo has been launched in France, Italy, Slovenia, Switzerland, Belgium, the UK, the Netherlands, Austria…


TWINGO

- Price range in France: from 7,990€ up to 16,200€
- Diesel engine
- Right-hand drive

Group internationalization


≥ 40%
Total Group sales
Thousands of units (Cars+ LCVs)
% of group sales outside of Europe
Actual YTD
34%
3,500
3,000
2,500
2,000
1,500
1,000
500
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
11%
17%
17%
17%
19%
23%
27%
30%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2009

Group sales outside France & Europe Regions up 13.6% to 620K units YTD

Change YTD 2007 / YTD 2006 – In units (Cars+LCVs)



EUROMED: + 23,764
of which:
AMERICAS: + 41,802
of which:
ASIA-AFRICA: + 8,791
of which:
+991
+22,533
-8,343
+1,402
+5,136
+14,929
+13,782
-5,845
-1,229
+12,429
+4,822
Romania
Russia
Turkey
Morocco
Colombia
Argentina
Brazil
S. Africa + Namibia
S. Korea
India
Iran

Logan worldwide sales



Thousands of units (Cars+LCVs)
300
250
200
150
100
50
0
+ 39.5%
181
252
YTD 2006
YTD 2007





Logan Van
Logan MCV
Logan Sedan

Renault group LCV sales up 3.5% at 296K units worldwide



LCV sales up 2.7% or +6,251 units in Europe* at 239K unit sales

Change in units YTD 2007 / YTD 2006



+ 10.2%
+ 3,153
- 5,414
- 6.8%
+ 20.3%
+ 9,415
+ 4.1%
+ 2,150
- 3,053
- 12.4%
Clio
Kangoo
Trafic
Master
Others

LCV sales up 7.2% or +3,800 units outside Europe at 56K unit sales

Change in units YTD 2007 / YTD 2006



+ 13.8%
+ 80
+ 10.1%
+ 3,040
-174
- 6.2%
+ 13.4%
+ 1,319
- 465
- 5.0%
Clio
Kangoo
Trafic
Master
Others

YTD change in consolidation

In million euros	30/09/2006 Published	Change in Perimeter / Consolidation[(1)]	30/09/2006 Pro forma
Automobile	29,455	- 1,114	28,341
Sales Financing	1,445	+ 6	1,451
TOTAL	30,900	- 1,108	29,792

Renault group
Revenues by division YTD

In million euros	YTD 2006 Pro forma*	YTD 2007	Change (%)
Automobile	28,341	28,374	+ 0.1%
Sales Financing	1,451	1,530	+ 5.4%
TOTAL	**29,792**	**29,904**	**+ 0.4%**

** 2006 data has been restated on a consistent basis*

Automobile division revenues up 0.1% YTD

Contribution to the change in revenues



Volume
Mix/ price
Exchange rate
- 4.0
- 0.1
+ 0.1
- 4.1
France + Europe
Volume
Mix/ price
Exchange rate
+ 2.8
+ 1.2
- 0.4
+ 3.5
Euromed + Americas + Asia-Africa
+ 0.7
+ 0.7
Others

Renault group
Revenues by division Q3 2007

In million euros	Q3 2006 Pro forma*	Q3 2007	Change (%)
Automobile	8,470	8,807	+ 4.0%
Sales Financing	466	535	+ 14.8%
TOTAL	**8,936**	**9,342**	**+ 4.5%**

** 2006 data has been restated on a consistent basis*

Automobile division revenues up 4.0% in Q3'07

Contribution to the change in revenues


Volume
Mix/ price
Exchange rate
Volume
Mix/ price
Exchange rate
- 3.2
- 0.9
+ 0.2
+ 5.4
+ 1.3
- 0.2
+ 1.4
- 3.9
+ 6.5
+ 1.4
France + Europe
Euromed + Americas + Asia-Africa
Others

Laguna Key Points


RENAULT

TOP 3 QUALITY

- Perceived quality
- Reliability
- Service quality

TOTAL COST OF OWNERSHIP

- dCi 110 eco² segment leader
- 2.0 dCi competitive



M9R engine

ENVIRONMENT

- dCi 110 @ 130g CO_2 /km eco²

Convince on quality commitment
Laguna Program Warranty Policy

France + Europe Market Area
(+ Romania & Bulgaria)
- **3-year warranty – 150,000 km**
  with unlimited km on first 2 years

Other Market Areas
- **3-year warranty – 100,000 km**
- Australia & NZ: 3-year warranty – unlimited km

3 ANS GARANTIE
150 000 km

Residual value improvement

<u>Germany</u> (source Eurotax)

36-month / 60,000 km

+ 7.8 pts for Sedan vs Laguna II

+ 5.7 pts for Grandtour vs Laguna II


50
48
46
44
42
40
38
36
34
32
30
+7.8 pts
37.9%
45.7%
Laguna II
(2006)
Laguna III
(2007)

<u>UK</u> (source CAP monitor)

for Laguna Sedan 2.0 dCi 150

36-month / 60,000 miles (100,000 km)

+ 7.2 pts vs Laguna II Sedan

2007 Outlook

- Product offensive on its way
- Group worldwide sales to increase in Q4 2007 / Q4 2006
- Confirmed outlook of a slight increase in group sales in FY 2007
- Confirmed operating margin guidance at 3%



New Twingo



New Laguna



Koleos


326 ZA 76
2983 ZB 76

Q&A session

Q3 2007 Revenues

Appendix



WEDNESDAY OCTOBER, 24th | Q3 2007 REVENUES CONFERENCE CALL

RENAULT

Q3 change in consolidation

In million euros	Q3 2006 Published	Change in Perimeter / Consolidation[1]	Q3 2006 Pro forma
Automobile	8.895	- 425	8,470
Sales Financing	458	+ 8	466
TOTAL	9,353	- 417	8,936

RENAUTL

Société anonyme au capital de 1 085 610 419,58 €
Siège social : 13-15, quai le Gallo , 92100 Boulogne Billancourt (France)
441 639 465 R.C.S. Nanterre - APE : 341 Z

Chiffre d'affaires de Renault SA

Depuis l'apport partiel d'actifs de Renault SA à Renault s.a.s., approuvé par l'Assemblée Générale Extraordinaire du 28 mars 2002, tous les actifs opérationnels du Groupe sont regroupés au niveau de Renault s.a.s. Le chiffre d'affaires généré par la société mère, Renault SA, est donc dorénavant nul. Le chiffre d'affaires de Renault s.a.s. est donné pour information dans le tableau ci-après :

Chiffre d'affaires de Renault s.a.s.

(en millions d'euros)	2007	2006
Premier trimestre	8 102	8 404
Deuxième trimestre	8 927	9 388
Troisième trimestre	7 282	7 206
Cumul	**24 311**	**24 998**

Chiffre d'affaires consolidé

(en millions d'euros)	2007	2006 retraité (1)	2006 publié
Branche Automobile			
Premier trimestre	9 436*	9 762	10 055
Deuxième trimestre	10 131*	10 109	10 505
Troisième trimestre	8 807	8 470	8 895
Cumul	28 374	28 341	29 455
Branche Financement des ventes			
Premier trimestre	478	481	483
Deuxième trimestre	517	504	504
Troisième trimestre	535	466	458
Cumul	1 530	1 451	1 445
Chiffre d'affaires consolidé total			
Premier trimestre	**9 914**	**10 243**	**10 538**
Deuxième trimestre	**10 648**	**10 613**	**11 009**
Troisième trimestre	**9 342**	**8 936**	**9 353**
Cumul	**29 904**	**29 792**	**30 900**

(1) à périmètre et méthodes 2007.
* Changement de méthodes comptables.

A périmètre et méthodes identiques, le chiffre d'affaires consolidé est en hausse de 0,4 % par rapport aux 9 premiers mois 2006 (29 792 millions d'euros sur les 9 premiers mois 2006).

RENAULT

PRESS RELEASE

AUGUST 29, 2007

Renault confirms financial forecasts for 2007 and Commitment 2009 at Laguna launch

At the Laguna international test drives in Austria, Renault President and CEO Carlos Ghosn reiterated that the company is confident in delivering its 3 % group operating margin for 2007 and on its three commitments under Renault Commitment 2009: 6% group operating margin, an increase of 800 000 units and placing the Laguna among the top three in quality in its class. "In a challenging market, we have the advantage of launching several attractive and competitive new products and a robust international growth strategy," said M. Ghosn. "We have recently launched the Twingo, the first new Renault brand product in Europe after several months of product drought, and will launch the next generation Laguna in October before an intense product launch activity in 2008 and 2009."

Contact Presse :

Renault Presse : +33.(0)1.76.84.64.69

Sites Internet : www.renault.com – www.media.renault.com

RENAULT NISSAN

PRESS RELEASE September 1, 2007

THE KINGDOM OF MOROCCO AND THE RENAULT NISSAN ALLIANCE ANNOUNCE THE CREATION OF NEW MANUFACTURING COMPLEX

- Memorandum Of Understanding signed today in Morocco -

TANGIER (September 1, 2007) – Under the presidency of His Majesty King Mohammed VI, Prime Minister of Morocco, Driss Jettou and President and CEO of Renault and Nissan, Carlos Ghosn today signed a Memorandum of Understanding for the creation of a new industrial complex in the Tangier region of North Morocco. The complex will be constructed to support a manufacturing capacity of 400,000 vehicles a year, with an initial planned capacity of 200,000 from 2010. Planned investments in manufacturing capacity for this project are estimated at €600 million, with a first phase of €350 million.

Creating one of the largest vehicle manufacturing facilities in the Mediterranean, the Kingdom of Morocco and the Renault Nissan Alliance have today committed to a feasibility study for setting up an industrial complex, located on a 300-hectare site on the Mediterranean port of Tangier. In addition to the natural geographic advantages of the North Morocco region, the plant would also benefit from the leading-edge logistics infrastructure developed by the Kingdom of Morocco in the North of the country. Planned investments in manufacturing capacity for this project are estimated at €600 million, with a first phase of €350 million. In addition to this amount, a further specific investment of €200 to 400 million will be made according to the variety of vehicles produced.

"Given the large amount of the investment, the size of the manufacturing facility and the total number of jobs that would be created, this project would be one of the key industrial achievements of the Kingdom." Prime Minister Driss Jettou declared.

"Through this project, I would like Morocco to become a strategic global base at the highest competitive level worldwide in the Alliance's manufacturing system. In addition, I sincerely hope that this initiative will make a significant and sustainable contribution to economic growth in Morocco" declared Carlos Ghosn.

Managed by Renault, this Alliance facility would extend Renault's manufacturing system for the production of competitive vehicles derived from the Logan platform and Nissan's system for the production of new-generation light commercial vehicles. 90% of these vehicles would be exported.

Almost 6,000 direct jobs and 30,000 indirect jobs would be created through this project. With a workforce of this size, the Renault-Nissan Alliance would become one of the principal employers in the Tangier region. Further investment has been committed by the Alliance to train and support the skills and educational development of its local employees.

The Kingdom of Morocco and the Alliance expect to sign a General Agreement by the end of 2007.

Background notes

Renault and Nissan in Morocco

Commercially present in Morocco since 1928, Renault has been assembling vehicles at SOMACA since 1966. With 27,000 vehicles sold in 2006, the Renault Group is leader on the Moroccan market with its two brands Renault and Dacia, which rank respectively first (16.6%) and second (15.1%). Launched in July 2005, Logan became the best selling vehicle in Morocco within its first six-months. In 2006, 12,700 Logan were sold in Morocco.

SIAB, the Nissan importer, is 100% owned by Renault Morocco and distributes the Nissan brand. In 2006, 1,100 Nissans were sold.

SOMACA (Moroccan Society of Automobile Construction) is located in Casablanca. Owned 80% by the Renault Group and 20% by the PSA Group, SOMACA has been assembling Renault

Kangoo since 1997 and Dacia Logan since 2005. In total, Renault currently employs 1,500 people in Morocco.

Renault Corporate
The Renault Group generated global revenues of €41,528 million in 2006. It designs, engineers, manufactures and sells innovative, passenger and light commercial vehicles throughout the world. The Renault Group is present in 118 countries and sells vehicles under its three brands – Renault, Dacia and Samsung. The Renault Group employs 129,000 people worldwide.
Within the Renault Commitment 2009 plan, the Group sets itself three commitments:
- Quality: New Laguna to be top three in terms of product and service quality
- Profitability: an operating margin of 6% in 2009
- Growth: sell an additional 800,000 vehicles by 2009, compared with 2005

Nissan Corporate
Nissan Motor Company generated global net revenues of 10.468 trillion yen in 2006. Nissan is present in all major global auto markets selling a comprehensive range of cars, pickup trucks, SUVs and light commercial vehicles under the Nissan and Infiniti brands. Nissan employs over 180,000 people worldwide.

Under the Nissan Value-Up business plan, the company continues to focus on long-term sustainable and profitable growth driven by three commitments:
- To maintain top level of operating profit margin among global automakers
- To achieve global sales of 4.2 million units in 2009
- 20% return on invested capital on average over the course of the plan
In 2007, Nissan will introduce 11 all-new products globally, with a further 33 to be introduced during the following three years.

The Renault-Nissan Alliance, created in 1999, is the fourth largest automotive group in the world by sales volume (5,965,000 vehicles sold in 2006). The Alliance aims to be ranked in the top three in terms of quality, technology and profitability amongst the major global automakers.

Contact press:

Renault Direction de la communication
Claire Martin + 33 (0)1 76 84 64 69
Site Internet: www.media.renault.com

Nissan Motor Co., Ltd.
Global Communications CSR & IR Division
Simon Sproule + 81-(0)3-5565-2141 (Corporate)
Site Internet: http://press.nissan-global.com/EN/

RENAULT

Direction Financière
API : FR QLG V15 3 55
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt cedex

Boulogne, le : 05/10/2007

RENAULT SA : DECLARATION DES TRANSACTIONS SUR ACTIONS PROPRES

Raison sociale de l'émetteur : Renault S.A.
Transactions sur actions propres réalisées du 24/09/2007 au 28/09/2007

	Nombre de titres achetés	Prix moyen pondéré (en euros)	Montant (en euros)
Séance du 28/09/2007	110 000	102,2	11 242 000
TOTAL	110 000	102,2	11 242 000

RENAULT SA : DISCLOSURE OF TRADING IN OWN SHARES

Name: Renault S.A.
Trading in own shares from 09/24/2007 to 09/28/2007

	Number of purchased shares	Weighted average price (in euros)	Amount (en euros)
09/28/2007	110, 000	102,2	11, 242, 000
TOTAL	110, 000	102,2	11, 242, 000

RENAULT

Direction Financière
API : FR QLG V15 3 55
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt cedex

Boulogne, le : 05/10/2007

RENAULT SA : DECLARATION DES TRANSACTIONS SUR ACTIONS PROPRES

Raison sociale de l'émetteur : Renault S.A.
Transactions sur actions propres réalisées du 01/10/2007 au 05/10/2007

	Nombre de titres achetés	Prix moyen pondéré (en euros)	Montant (en euros)
Séance du 01/10/2007	105 000	104,032	10 923 360
Séance du 02/10/2007	110 000	107,935	11 872 850
Séance du 03/10/2007	80 000	108,869	8 709 520
Séance du 04/10/2007	100 000	108,57	10 857 000
Séance du 05/10/2007	70 000	110,96	7 762 720
TOTAL	465 000	107,80	50 125 450

RENAULT SA : DISCLOSURE OF TRADING IN OWN SHARES

Name: Renault S.A.
Trading in own shares from 10/01/2007 to 10/05/2007

	Number of purchased shares	Weighted average price (in euros)	Amount (en euros)
10/01/2007	105, 000	104.032	10, 923, 360
10/02/2007	110, 000	107.935	11, 872, 850
10/03/2007	80, 000	108.869	8, 709, 520
10/04/2007	100, 000	108.57	10, 857, 000
10/05/2007	70, 000	110.896	7 ,762, 720
TOTAL	465, 000	107.80	50,125,450

RENAULT

Direction Financière
API : FR QLG V15 3 55
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt cedex

Boulogne, le : 15/10/2007

RENAULT SA : DECLARATION DES TRANSACTIONS SUR ACTIONS PROPRES

Raison sociale de l'émetteur : Renault S.A.
Transactions sur actions propres réalisées du 08/10/2007 au 12/10/2007

	Nombre de titres achetés	Prix moyen pondéré (en euros)	Montant (en euros)
Séance du 08/10/2007	70 000	111,588	7 811 160
Séance du 09/10/2007	70 000	112,822	7 897 540
Séance du 10/10/2007	80 000	113,172	9 053 760
Séance du 11/10/2007	70 000	112,095	7 846 650
Séance du 12/10/2007	60 000	109,26	6 555 600
TOTAL	350 000	111,90	39 164 710

RENAULT SA : DISCLOSURE OF TRADING IN OWN SHARES

Name: Renault S.A.
Trading in own shares from 10/08/2007 to 10/12/2007

	Number of purchased shares	Weighted average price (in euros)	Amount (en euros)
10/08/2007	70, 000	111.588	7, 811, 160
10/09/2007	70, 000	112.822	7, 897, 540
10/10/2007	80, 000	113.172	9, 053, 760
10/11/2007	70, 000	112.095	7, 846, 650
10/12/2007	60, 000	109.26	6, 555, 600
TOTAL	350, 000	111.90	39, 164, 710

RENAULT
Direction Financière
API : FR QLG V15 3 55
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt cedex

Boulogne, le : 22/10/2007

RENAULT SA : DECLARATION DES TRANSACTIONS SUR ACTIONS PROPRES

Raison sociale de l'émetteur : Renault S.A.
Transactions sur actions propres réalisées du 15/10/2007 au 19/10/2007

	Nombre de titres achetés	Prix moyen pondéré (en euros)	Montant (en euros)
Séance du 15/10/2007	103 000	109,12	11 239 360
Séance du 16/10/2007	106 000	107,817	11 428 602
Séance du 17/10/2007	80 000	108,984	8 718 720
Séance du 18/10/2007	110 000	109,464	12 041 040
Séance du 19/10/2007	125 000	106,736	13 342 000
TOTAL	524 000	108,34	56 769 722

RENAULT SA : DISCLOSURE OF TRADING IN OWN SHARES

Name: Renault S.A.
Trading in own shares from 10/15/2007 to 10/19/2007

	Number of purchased shares	Weighted average price (in euros)	Amount (en euros)
10/15/2007	103, 000	109.12	11, 239, 360
10/16/2007	106, 000	107.817	11, 428, 602
10/17/2007	80, 000	108.984	8, 718, 720
10/18/2007	110, 000	109.464	12, 041, 040
10/19/2007	125, 000	106.736	13, 342, 000
TOTAL	524, 000	108.34	56, 769, 722

RENAULT

PRESS RELEASE

OCTOBER 26, 2007

For Q2 of its fiscal year 2007,

Nissan contributes €329 million to Renault earnings

Nissan today announced financial results for the first half of fiscal year 2007/2008 (April 1, 2007 – September 30, 2007).

After restatement, the profit reported by Nissan for the second quarter of fiscal year 2007/2008 (July 1, 2007 – September 30, 2007) will make a positive contribution to Renault's net income for second-half 2007 of €329 million(1).

The total contribution for the second half, including Nissan's third-quarter 2007/2008 earnings (October 1, 2007 – December 31, 2007), will be released at the announcement of Renault full-year financial results.

(1) Based on an exchange rate of 161.9 yen/euro, the average rate for the period under review.

Contact:
Renault Press: +33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

END